Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     The table below sets forth the Ratio of Earnings to Fixed Charges for us for each of the periods indicated. On January 31, 2006, we completed our initial public offering whereby we became successor to the business of Calumet Lubricant Co., Limited Partnership. As such, the year ended December 31, 2005 and a portion of the year ended December 31, 2006 reflect the financial results of Calumet Lubricants Co., Limited Partnership, our predecessor.

	Calumet	Calumet Specialty Products Partners, L.P.
	Lubricants					Nine
	Co., Limited					Months
	Partnership					Ended
	Year Ended December 31,					September 30,
	2005	2006(1)	2007	2008	2009	2010
	(Unaudited)
	(Dollars in thousands)
Earnings
Income from continuing operations	$12,926	$95,768	$83,375	$44,694	$61,936	$7,586
Fixed charges less capitalized interest	28,419	14,822	11,539	45,450	44,903	32,966

Earnings from continuing operations before fixed charges	$41,345	$110,590	$94,914	$90,144	$106,839	$40,552
Fixed charges
Interest expense, net of capitalized interest	$22,961	$9,030	$4,717	$33,938	$33,573	$22,505
Capitalized interest, net of amortization	178	1,938	4,501	6,909	575	234
Estimated interest within rental expense	5,458	5,792	6,822	11,512	11,330	10,461

Total fixed charges	$28,597	$16,760	$16,040	$52,359	$45,478	$33,200

Ratio of earnings to fixed charges	1.45	6.60	5.92	1.72	2.35	1.22

(1)	The information presented for the year ended December 31, 2006 contains results of our predecessor for the period of January 1, 2006 through January 31, 2006.
     For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pre-tax income from continuing operations plus the following (a) fixed charges, and (b) amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized plus (a) amortized discounts and capitalized expenses related to indebtedness, and (b) an estimate of the interest within rental expense.